UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from                             to

Commission file number  1-8962

The Pinnacle West Capital Corporation Savings Plan

(Full title of the plan)

Pinnacle West Capital Corporation

(Name of issuer)

400 North Fifth Street

P.O. Box 53999

Phoenix, Arizona 85072-3999

(Address of issuer’s principal executive office)

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN

NOTE:  Supplemental schedules required by section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, other than the schedule listed above, are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
The Pinnacle West Capital Corporation Savings Plan
Phoenix, Arizona

We have audited the accompanying statements of net assets available for benefits of The Pinnacle West Capital Corporation Savings Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2013, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This schedule is the responsibility of the Plan’s management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2013 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Phoenix, Arizona
June 20, 2014

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2013 AND 2012

	2013	2012
ASSETS:
Participant-directed investments:
Investments at fair value (Notes 2, 4, 5 and 6)	$1,059,391,861	$951,411,698
Receivables
Notes receivable from participants	25,174,262	26,455,314
Participant contributions	1,496,613	1,230,406
Employer contributions	458,425	447,911
Interest and other	1,047,002	643,889
Total receivables	28,176,302	28,777,520

Total assets	1,087,568,163	980,189,218

LIABILITIES:
Accrued administrative expenses	104,959	148,404

NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE	1,087,463,204	980,040,814

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT- RESPONSIVE INVESTMENT CONTRACTS	(1,495,140)	(4,823,493)

NET ASSETS AVAILABLE FOR BENEFITS	$1,085,968,064	$975,217,321

See notes to financial statements.

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2013

ADDITIONS:

Contributions (Note 1):
Employer	$18,001,803
Participants	49,394,977
Rollover	3,405,057
Total contributions	70,801,837

Investment income (Note 2):
Dividend, interest, and other income	18,367,618
Net realized/unrealized appreciation in fair value of investments (Note 5)	134,074,568
Total investment income	152,442,186

Interest income on notes receivable from participants	1,248,344

Total additions	224,492,367

DEDUCTIONS:

Distributions to participants	112,569,993
Administrative expenses	1,171,631
Total deductions	113,741,624

INCREASE IN NET ASSETS	110,750,743

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year	975,217,321
End of year	$1,085,968,064

See notes to financial statements.

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.                                      DESCRIPTION OF THE PLAN

The following description of The Pinnacle West Capital Corporation Savings Plan (the “Plan”) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan sponsored by Pinnacle West Capital Corporation (“Pinnacle West” or the “Company”).  The Plan is administered by a committee appointed by the Pinnacle West Board of Directors (the “Committee”).  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Effective April 1, 2013, the Plan changed its trustee and record keeper from State Street Bank and Trust Company and J.P. Morgan Retirement Plan Services, respectively, to Fidelity Management Trust Company (“Trustee”).

The Trustee is the appointed investment manager under the Plan to (1) manage the liquidity of the Pinnacle West Stock Fund and (2) review and direct on voting proxies received for the funds held in the Plan. The portion of the Plan invested in the Pinnacle West Stock Fund is an Employee Stock Ownership Plan. To the extent set forth by the terms of the Plan, participants may exercise voting rights by providing instructions to the Trustee related to the number of whole shares of stock represented by the units of the Pinnacle West Stock Fund allocated to their accounts. The Committee directs the Trustee on voting proxies received for shares of Pinnacle West common stock on routine matters (except for those shares for which the Trustee receives participant directions).

Eligibility

Generally, as defined by the Plan, most active employees of Pinnacle West and its subsidiaries, including Arizona Public Service Company and El Dorado Investment Company (collectively, the “Employer”), are eligible to participate in (1) the pretax, Roth 401(k), and after-tax features of the Plan immediately upon employment or, if later, their attainment of age 18 and (2) the matching feature on the first day of the month following their attainment of age 18 and completion of six months of service.   The Plan provides credit for periods of employment with an affiliate of Pinnacle West as if the service was performed for the Employer.

Contributions

The Plan allows participants to contribute up to 50% of their base pay as pretax contributions, Roth 401(k) contributions or after-tax contributions, provided that in no event can the combined total contributions made by any participant in any year exceed 50% of their base pay, or the limits imposed by the Internal Revenue Code.  Eligible employees who do not affirmatively elect to participate or opt out of the Plan are automatically enrolled as soon as administratively possible after 60 days of employment.  Employees automatically enrolled contribute 3% of their base pay as pretax contributions.  The Plan also allows participants attaining the age of 50 before the end of the calendar year to make catch-up contributions in accordance with Section 414(v) of the Internal Revenue Code. The maximum allowable pretax contribution ($17,500 for 2013) and catch—up contribution ($5,500 for 2013) may increase in future years based on the cost of living index as determined annually by the Internal Revenue Service.  Participants may elect to set their pretax contributions to increase automatically on an annual basis based on the percent increase and effective date designated by the participant, up to the maximum limits permitted under the Plan and the Internal Revenue Code.

Employer contributions are fixed at 75% of the first 6% of base pay for combined pretax and/or Roth 401(k) participant contributions (excluding catch-up contributions) for all participants other than employees hired prior to January 1, 2003 and who elected not to participate in the Retirement Account Balance feature of the Pinnacle West Capital Corporation Retirement Plan. Participants hired prior to January 1, 2003, and who elected not to participate in the retirement account balance feature receive an Employer match of 50% on the first 6% of base pay contributed, in combination, as pretax and/or Roth 401(k) participant contributions (excluding catch-up contributions).

Employer contributions are invested in the same investment funds as participants elect for their participant contributions.  Noncash contributions, if any, are recorded at fair value.

The Plan allows rollover contributions from other eligible retirement plans, including 401(k) or other qualified plans (including after-tax dollars), governmental 457(b) plans, Roth 401(k) accounts, 403(b) annuities (including after-tax dollars), or IRAs (excluding after-tax dollars), subject to certain criteria.

Participants may elect to receive dividends on Pinnacle West stock in their account in the form of cash.  If a participant does not elect to receive the dividend in the form of cash prior to the dividend payable date for that dividend, it is automatically reinvested in the Pinnacle West Stock Fund.

Participant Accounts

Individual accounts are maintained for each Plan participant.  Allocations of earnings and losses are based on participant account balances.  Each participant has separate accounts that are credited with the participant’s pretax, Roth 401(k), after-tax contributions, rollover contributions (if any), in-plan Roth conversions (if any), the Employer’s matching contributions, Employer transfer account, and an allocation of Plan earnings.  Each participant’s account is charged with withdrawals, an allocation of Plan losses and explicit recordkeeping and administrative fees (See Note 2).  A dollar amount is deducted quarterly from each participant’s account for the explicit recordkeeping and administrative fees.  The benefit to which a participant is entitled is the portion of the participant’s account that has vested, as defined below.

Investment Choices

Participants direct their contributions into one or more of the following:  risk-based investment options that include Conservative, Moderate and Aggressive LifeStyle Funds; core investment options that include Fixed Income Fund, Intermediate Bond Fund, Large Cap Value Fund, S&P 500 Index Fund, Large Cap Growth Fund, Mid Cap Core Fund, Small Cap Value Fund and an International Large Cap Growth Fund; and the Pinnacle West Stock Fund (collectively, the “Funds”).  See Note 8 for discussion of changes in investment options beginning on May 30, 2014.  The Plan provides that:  1) in lieu of making their own investment elections, participants may choose to have an investment allocation set for them through the Plan’s personal asset manager program, which provides a personalized mix of the Plan’s core investment options; 2) contributions by participants automatically enrolled are invested in the default fund, which for approximately four to six weeks is the Conservative LifeStyle Fund and then, once established for them, the personal asset manager program; 3) participants may establish a self-directed brokerage account (SDA) to invest up to 90% of their vested account balance in permitted investments of the SDA (which excludes the Funds); and 4) participants may elect to have their investment mix of Funds automatically rebalanced according to their future investment elections on a quarterly, semiannual or annual basis.

Notes Receivable from Participants

Current, and prior to 4/1/2013 former, participants may borrow money from their pretax contributions account, Roth 401(k) contributions account, vested Employer contributions account, rollover contributions account (if any), and in-plan Roth conversions (if any).  Participants may not borrow against their Employer transfer account or their after-tax contributions account.

The minimum participant loan allowed is $1,000. The maximum participant loan allowed is 50% of the participant’s vested account balance, up to $50,000 reduced by the participant’s highest outstanding loan balance in the 12-month period ending on the day before the loan is made.  Only one loan per participant may be outstanding at any one time.  Loan terms are up to five years or up to 15 years for the purchase of the participant’s principal residence.  An administrative fee is charged to the participant’s account for each loan.  Participants with an outstanding loan may continue to make loan repayments upon termination of employment with the Employer, unless they receive a full distribution of their account balance.

The interest rate for a participant loan is determined at the time the loan is requested and is fixed for the life of the loan.  The interest rate will be at least as great as the interest rate charged by the Trustee to its individual clients for an unsecured loan on the date the loan is made.  The Trustee currently charges interest at the prime interest rate plus one percent, determined as of the first business day of the month in which the loan is issued.  The interest rate for loans issued during 2013 was 4.25%.  Interest rates for outstanding loans as of December 31, 2013 and 2012, ranged from 4.25% to 10.50%.  As of December 31, 2013, participant loans have maturities through 2028.

Loans are treated as an investment of the participant’s accounts.  To fund the loan, transfers are made from the participant’s investment funds on a pro-rata basis.  Amounts credited to a participant’s SDA are not available for a loan.  Loan repayments are invested in the participant’s investment funds based on the participant’s current investment election (or in the Conservative LifeStyle Fund or personal asset manager program, as applicable, if the participant does not have a current investment election in place).  Loan repayments, including interest, are generally made through irrevocable payroll deductions.  Loan repayments for former participants are made through the automated clearing house system.  Loans are secured by the participant’s account balance.

Vesting

Each participant is automatically fully vested in the participant’s pretax contributions account, Roth 401(k) contributions account, after-tax contributions account, rollover contributions account (if any), in-plan Roth conversions (if any) (consisting of the participant’s contributions and related income and appreciation or depreciation), Employer transfer account, and Employer contributions account (consisting of Employer contributions and related income and appreciation or depreciation).  Former participants who terminated employment prior to April 1, 2006, were fully vested in their Employer contributions account if their termination was due to death or disability, was after attaining age 65, or was after completing five years of participation in the Plan.  Former participants who terminated before April 1, 2006 and return to service after that date can complete the five year requirement by no later than March 31, 2016, based on a graduated vesting schedule with 100% vesting after five years of service.

Withdrawals and Distributions

A participant may at any time make a full or partial withdrawal of the balance in the participant’s after-tax contributions account, rollover contributions account (if any), and in-plan Roth conversions (if any).  No withdrawals prior to termination of employment are permitted from a participant’s Employer transfer account.  No withdrawals prior to termination of employment are permitted from the participant’s pretax contributions account and Roth 401(k) contributions account, except under certain limited circumstances relating to financial hardship or after attaining age 59-1/2.  If an employee withdraws pretax or Roth 401(k) contributions due to financial hardship, the only earnings on pretax contributions that can be withdrawn are those credited prior to January 1, 1989, and no earnings on Roth 401(k) contributions can be withdrawn.  Employees taking a financial hardship are subsequently suspended from making contributions to the Plan for six months.  Participants who have participated in the Plan for five complete Plan years may withdraw the amount in their Employer contributions account.  Participants who are at least age 59-1/2 may withdraw any portion of their pretax contributions account, Roth 401(k) contributions account, rollover contributions account (if any), or in-plan Roth conversions (if any) while employed with no restrictions on the reason for withdrawal, and penalties do not apply.  Amounts credited to a participant’s SDA are not available for a withdrawal until transferred back into the Funds.  When the participant’s employment with the Employer is terminated, the participant can elect to receive a full or partial distribution, as soon as administratively possible, of the vested portion of their Employer contributions account together with the participant’s contributions accounts and Employer transfer account.

Forfeitures

For former participants who terminated employment prior to April 1, 2006, forfeitures of non-vested Employer contributions will occur upon the earlier of full distribution following termination of employment with the Employer or the end of the fifth calendar year following the calendar year in which the participant terminated employment.  If a former participant who received a distribution and terminated service prior to full vesting at March 31, 2011, and retained non-vested funds in the plan, becomes re-employed prior to the end of the fifth calendar year following the calendar year in which the participant’s earlier termination of employment occurred, the forfeited Employer contributions will be restored to the participant’s Employer contribution account and they will earn additional service and be subject to the graduated vesting on these funds.  Forfeitures will be restored only if the participant repays the full amount previously distributed to them within five years of their date of re-employment or, if earlier, the last day of the fifth calendar year following the calendar year in which the distribution occurred.  As of March 31, 2016, all forfeitures will either be fully vested or used to reduce future Employer contributions to the Plan.

Termination of the Plan

It is the Company’s present expectation that the Plan and the payment of Employer contributions will be continued indefinitely.  However, continuance of any feature of the Plan is not assumed as a contractual obligation.  The Company, at its discretion, may terminate the Plan and distribute net assets, subject to the provisions set forth in ERISA and the Internal Revenue Code, or discontinue contributions.  In this event, the balance credited to the accounts of participants at the date of termination or discontinuance will be fully vested and nonforfeitable.

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Risks and Uncertainties

The Plan utilizes various investment instruments, including mutual funds, common and collective trusts, stocks, bonds, and a fixed income fund.  Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, liquidity risk, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is possible that changes in the value of investment securities may occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation

The Plan’s investments are stated at fair value, less costs to sell, if those costs are significant.  Fair value is the price that would be received upon the sale of an asset or the amount paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 6 for fair value measurements and disclosures of the Plan’s investments.

In accordance with GAAP, fully benefit-responsive investment contracts held in the fixed income fund are included at fair value in the statements of net assets available for benefits, and an additional line item is presented representing the adjustments from fair value to contract value.  Contract value is the amount Plan participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The statement of changes in net assets available for benefits is presented on a contract value basis. (See Note 4).

Income Recognition

Purchases and sales of securities are recorded as of the trade date.  Interest income is recorded on the accrual basis.  Dividend income is recorded as of the ex-dividend date.  Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected.  Consequently, management fees are reflected as a reduction of investment return for such investments.

Administrative Expenses

Participants pay Plan recordkeeping and administrative fees and administrative fees for loans. Participants pay investment, sales, recordkeeping and administrative expenses charged by funds, which are deducted from income and reflected as a reduction of investment return for the fund.

Pinnacle West pays the remaining Plan administrative expenses, such as legal and trustee expenses of the Plan.

Notes Receivable From Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.  As of December 31, 2013 and 2012, there were no amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not yet been paid.

Excess Contributions Payable

The Plan is required to return contributions received during the Plan year in excess of the Internal Revenue Code limits.

3.                                      FEDERAL INCOME TAX STATUS

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service (IRS). Plan management has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by the IRS, however, there are currently no audits for any tax periods in progress.  Plan management believes the Plan is no longer subject to income tax examinations for years prior to 2010.

The IRS has determined and informed the Company by a letter dated September 19, 2013, that the Plan was designed in accordance with applicable requirements of the Internal Revenue Code.  The Company and the Plan’s management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code, and the Plan and related trust continue to be tax-exempt.  Accordingly, no provision for income taxes has been included in the Plan’s financial statements.

4.                                      INVESTMENT CONTRACTS

The Plan’s fixed income fund invests in fully-benefit responsive synthetic guaranteed investment contracts (GICs).  A synthetic GIC is an investment contract issued by an insurance company or other financial institution (wrap agreement), backed by a portfolio of bonds, mortgages, or other fixed income instruments that are owned directly by the fund.  The contract provides for an interest crediting rate that may not be less than zero percent per annum.  The realized and unrealized gains and losses on the underlying assets are not reflected immediately in the value of the contract, but rather are amortized, usually over the time to maturity or the duration of the underlying investments, through adjustments to the future interest crediting rate.  In 2012, in addition to synthetic GICs the Plan also invested in a conventional GIC.  A conventional GIC provides for a fixed return on principal over a specified period of time through fully benefit-responsive contracts issued by a third party, which are backed by assets owned by the third party.  The conventional GIC matured during 2013.

Primary variables impacting future interest crediting rates of the Synthetic GICs include current yield of the assets within the contract, duration of the assets covered by the contract, and the existing difference between the market value and contract value of the assets within the contract.  The Plan’s GIC’s interest crediting rates are reset on a monthly or quarterly basis.  The crediting rate will track current market yields on a trailing basis.  The rate reset allows the contract value of the wrapped portfolio to converge to the market value over time, assuming the portfolio market value continues to earn the current portfolio yield for a period of time equal to the current portfolio duration.  The issuer guarantees that qualified participant withdrawals will occur at contract value.

Certain events may limit the ability of the Plan to transact at contract value with the issuer.  While the events may differ from contract to contract, the events typically include:  Plan amendments or changes, company mergers or consolidations, participant investment election changes, group terminations or layoffs, implementation of an early retirement program, termination or partial termination of the Plan, failure to meet certain tax qualifications, participant communication that is designed to influence participants not to invest in the Fixed Income Fund, transfers to competing options without meeting the equity wash provisions of the Fixed Income Fund (if applicable), Plan sponsor withdrawals without the appropriate notice to the Fixed Income Fund’s investment manager and/or wrap contract issuers, any changes in laws or regulations that would result in substantial withdrawals from the Plan, and default by the Plan sponsor in honoring its credit obligations, insolvency, or bankruptcy if such events could result in withdrawals.  In general, GIC issuers may terminate the contract and settle at other than contract value due to changes in the qualification status of the company or the Plan, breach of material obligations under the contract and misrepresentation by the contract holder, or failure of the underlying portfolio to confirm to the pre-established investment guidelines.  Plan management believes that the occurrence of such events that would cause the Plan to transact at less than contract value is not probable.

The Plan’s GICs and their associated wrap contracts are included in the Statement of Net Assets Available for Benefits at fair value at December 31, 2013 and 2012 of $145 million and $183 million, respectively. See Note 6 for additional fair value details.  Contract value of the fully-benefit responsive investment contracts was lower than fair market value at December 31, 2013 and 2012 by $1 million and $5 million, respectively.

The following table presents the average yield earned by the Plan’s GICs for the year ended December 31, 2013 and 2012:

	2013	2012

Weighted average yield earned	0.947%	0.747%

Weighted average yield credit to participants accounts	1.127%	1.651%

5.                                      INVESTMENTS

The fair value of individual investments representing five percent or more of the Plan’s net assets available for benefits as of December 31, 2013 and 2012, were as follows:

	2013	2012
SSgA S&P 500 Flagship Securities**	$198,262,084	$153,936,773
American FDS EuroPacific Growth Fund	131,753,807	99,106,015
Pinnacle West Common Stock*	91,073,685	102,705,936
PIMCO Total Return Fund Inst.	85,478,634	96,040,191
SSgA Russell 1000 Growth Index**	83,726,048	67,347,278
BlackRock Value Opportunities	55,163,210	38,099,896	***

* Permitted party-in-interest.

** Permitted party-in-interest through the date of transfer of April 1, 2013.

*** Investment represents less than 5% of the Plan’s net assets in the year indicated.

The Plan’s investments (including gains and losses on investments purchased and sold, as well as held during the year) appreciated in value for the year ended December 31, 2013, as follows:

Common and Collective Trusts	$70,478,227
Mutual Funds	55,123,395
Pinnacle West Stock Fund	4,731,492
Self-Directed Brokerage Account	3,741,454
Net realized/unrealized appreciation in fair value of investments	$134,074,568

6.                                      FAIR VALUE MEASUREMENTS

The Plan applies fair value measurements to investments and provides disclosure of fair value according to a fair value hierarchy.  The hierarchy ranks the quality and reliability of the inputs used to determine fair values, which are then classified and disclosed in one of three categories.  The three levels of the fair value hierarchy are:

Level 1 — Quoted prices in active markets for identical assets or liabilities.  Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide information on an ongoing basis.

Level 2 — Quoted prices in active markets for similar assets or liabilities; quoted prices in markets that are not active; and model-derived valuations whose inputs are observable.

Level 3 — Model-derived valuations with unobservable inputs that are supported by little or no market activity.

Assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement. The Plan’s assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

The following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2013 and 2012.

Common and Collective Trusts: Valued and redeemable based on the trusts’ net asset value of units held by the Plan at year-end. Net asset value is based on the market prices of the underlying securities owned by the trusts.  The trusts are similar to mutual funds, except that the trusts’ shares are offered to a limited group of investors and are not traded on an exchange basis.  US equity trusts seek to replicate the movements of a specific index (either the S&P 500 or the Russell 1000 growth index).  Participant redemptions in the trusts do not require a notification period, and may occur on a daily basis.  The trusts have the ability to implement redemption safeguards which could limit the

Plan’s ability to transact in the trusts; these safeguards had no effect on participant redemptions at year-end, and are not expected to impact the abilities of participants to transact in the trusts.

Mutual Funds:  Valued and redeemable at the quoted net asset value of shares held by the Plan. The net asset value is based on the quoted price at the end of the day on the active market in which the individual funds are traded.

Synthetic GICs: Fair value equals the fair value of the underlying assets, plus or minus the wrap contracts.  The underlying assets consist of fixed-income securities that are valued at the closing price reported on the market on which the securities are traded.  The wrap value represents an insignificant component of the overall investments valuation.  The underlying investments have observable prices and are considered Level 2 inputs while the wrap contracts are Level 3 inputs.  Due to the immaterial nature of the wrap contracts, Synthetic GICs are classified as Level 2 investments.

Conventional GICs: Valued at fair value by discounting the related cash flows based on the yields of the “A” insurance curve and considering the creditworthiness of the issuer.

Common Stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Short-Term Investments: At December 31, 2013 consists of mutual funds that seek to provide safety of principal, daily liquidity and a competitive yield by investing in US Government Securities, or money market funds. Valuation is based on the quoted net asset value of shares held by the plan, consistent with the methodology for valuing mutual funds as discussed above. At December 31, 2012 short-term investments were invested in common and collective trusts.

Self-Directed Brokerage Account: Consists primarily of common stocks, cash equivalents, and mutual funds, which are managed directly by participants.  Common stocks are valued at the closing price reported on the active market in which the individual security trades.  Cash and cash equivalents are valued based on observable market prices.  Mutual funds are valued at the quoted net asset value.

The following table presents the fair value of the Plan’s investments as of December 31, 2013:

	Quoted Price in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Balance as of December 31, 2013
Common and Collective Trusts
US Equity Trusts	$—	$281,988,132	$281,988,132
Mutual Funds
Short Term Investment Funds	52,404,523		52,404,523
US Equity Funds	130,019,915	—	130,019,915
International Equity Funds	131,753,807	—	131,753,807
Lifestyle Funds	96,647,843	—	96,647,843
Bond Funds	85,478,634	—	85,478,634
Synthetic GICs
US Government Fixed Income	—	37,783,332	37,783,332
Corporate Fixed Income	—	38,254,505	38,254,505
Mortgage Backed Securities	—	48,735,728	48,735,728
Other	—	19,989,509	19,989,509
Pinnacle West Common Stock	89,534,766	—	89,534,766
Self-Directed Brokerage Account
Common Stocks	29,741,761	—	29,741,761
Mutual Funds	8,324,946	—	8,324,946
Cash and Other	8,734,460	—	8,734,460
Total	$632,640,655	$426,751,206	$1,059,391,861

The following table presents the fair value of the Plan’s investments as of December 31, 2012:

	Quoted Price in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Balance as of December 31, 2012
Common and Collective Trusts
Short Term Investment Trusts	$—	$37,561,097	$37,561,097
US Equity Trusts	—	221,284,051	221,284,051
Mutual Funds
US Equity Funds	92,148,935	—	92,148,935
International Equity Funds	99,106,015	—	99,106,015
Lifestyle Funds	78,722,492	—	78,722,492
Bond Funds	96,040,191	—	96,040,191
Synthetic GICs
US Government Fixed Income	—	43,853,017	43,853,017
Corporate Fixed Income	—	46,859,626	46,859,626
Mortgage Backed Securities	—	55,420,170	55,420,170
Other	—	26,175,065	26,175,065
Conventional GIC	—	10,893,614	10,893,614
Pinnacle West Common Stock	101,753,130	—	101,753,130
Self-Directed Brokerage Account
Common Stocks	23,403,232	—	23,403,232
Mutual Funds	9,997,829		9,997,829
Cash and Other	8,193,234	—	8,193,234
Total	$509,365,058	$442,046,640	$951,411,698

7.                                      EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments include shares of the SSgA S&P 500 Flagship Securities Lending Fund Class A and the SSgA Russell 1000 Growth Index Securities Lending Fund Class A that were managed by the former trustee, State Street Bank and Trust Company.  Effective April 1, 2013, the Plan changed its trustee and record keeper from State Street Bank and Trust Company and J.P. Morgan Retirement Plan Services, respectively, to Fidelity Management Trust Company.  In addition, certain Plan investments consist of Pinnacle West common stock managed by the Trustee.  These transactions qualified as exempt party-in-interest transactions.  As of December 31, 2013 and 2012, the Plan held 6,871,625 and 8,135,490 units, respectively, of common stock of Pinnacle West, the sponsoring employer with a cost basis of $69,855,564 and $88,476,654, respectively.  During the year ended December 31, 2013, the Plan recorded dividend income from Pinnacle West common stock of $3,817,659.

The Plan issues loans to participants which are secured by the vested balances in the participants’ accounts.

Certain employees and officers of the Company, who may also be participants in the Plan, perform financial reporting and other services for the Plan, at no cost to the Plan.  The Plan Sponsor pays for these services.

8.                                      SUBSEQUENT EVENTS

Beginning May 30, 2014, the investment options available in the Plan changed.  A number of different investment options became available starting May 30, 2014, including target date retirement funds and new core funds.  After the close of business on June 27, 2014, the target date retirement funds will become the Plan’s qualified default investment fund and several of the current investment options will be removed from the Plan.

9.                                      RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of Net Assets Available for Benefits per the financial statements to Form 5500:

	2013	2012
Net Assets Available for Benefits per the financial statements	$1,085,968,064	$975,217,321
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	1,495,140	4,823,493
Deemed distribution of participant loans	(159,157)	—
Net Assets per Form 5500	$1,087,304,047	$980,040,814

The following is a reconciliation of the Changes in Net Assets Available for Benefits per the financial statements to Form 5500 for the year ended December 31, 2013:

Increase in Net Assets Available for Benefits per the financial statements	$110,750,743
Adjustment from contract value to fair value for fully benefit-responsive fixed income fund — December 31, 2013	1,495,140
Adjustment from contract value to fair value for fully benefit-responsive fixed income fund — December 31, 2012	(4,823,493)
Deemed distribution of participant loans	(159,157)
Net income per the Form 5500	$107,263,233

FORM 5500, SCHEDULE H: PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2013

Identity of Issuer, Borrower, Lessor, or Similar Party	Description	Cost**	Current Value

Common and Collective Trusts
SSgA S&P 500 Flgshp Sec Lndg Ser Fund Cl A	S&P 500 Index Fund		$198,262,084
SSgA Russell 1000 Grwth Indx Sec Lndg Fund Cl A	Large Cap Growth Fund		83,726,048
Total common and collective trusts			281,988,132

Mutual Funds
Fidelity Institutional Money Market: Government Portfolio — Class I	Short-Term Investments***		50,699,410
Fidelity Institutional Money Market: Money Market Portfolio — Class I	Short-Term Investments***		1,538,919
Federated Treasury Obligations Fund — Institutional Shares	Short-Term Investments***		166,194
Federated Treasury Obligations Fund
Vanguard LifeStrategy Conservative Growth Fund Inst	Conservative Lifestyle Fund — Asset Allocation		21,853,186
Vanguard LifeStrategy Moderate Growth Fund Inst	Moderate Lifestyle Fund — Asset Allocation		35,187,055
Vanguard LifeStrategy Growth Fund Inst	Aggressive Lifestyle Fund — Asset Allocation		39,607,602
Black Rock Value Opportunities Fund Cl I	Small Cap Value Fund — US Equity		55,163,210
AIM Mid Cap Core Equity Fund Cl I	Mid Cap Core Fund — US Equity		21,181,220
PIMCO Total Return Fund Inst	Intermediate Bond Fund — US Equity		85,478,634
T. Rowe Price Equity Income Fund	Large Cap Value Fund — US Equity		53,675,485
American FDS EuroPacific Growth Fund R5	International Large Cap Growth Fund		131,753,807
Total mutual funds			496,304,722

Synthetic GICs	Fixed Income Fund
Bank of America Wrap yield 2.544%
FG 5.000 0220 5.000% maturity date 02/01/20			110,093
FG 5.500 0722 5.500% maturity date 7/01/22			88,421
FHR 3728 EA 3.500% maturity date 9/15/20			79,937
FNR 15 CB 5.000% maturity date 3/25/18			588,614

AIG Financial Products Wrap yield 4.811%
BACM 2 AAB 4.742% maturity date 7/10/43			8,484
BNS 2.550 0117 2.550% maturity date 1/12/17			2,360,436
CCCIT A8 A8 4.900% maturity date 12/12/16			1,566,583
FG 5.500 0321 5.500% maturity date 3/01/21			422,311
FG 5.500 1220 5.500% maturity date 12/01/20			195,426
FN 5.000 1020 5.000% maturity date 10/01/20			144,654
FHR 3178 A 6.000% maturity date 9/15/28			105,863
FN 4.500 0323 4.500% maturity date 3/01/23			254,925

FORM 5500, SCHEDULE H: PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2013

Identity of Issuer, Borrower, Lessor, or Similar Party	Description	Cost**	Current Value
UBS AG Wrap yield 5.519%
FG 4.500 0420 4.500% maturity date 4/01/20			108,619

Transamerica Life Ins Co Wrap yield 1.549%
ABBNVX 1.625 0517 1.625 % maturity date 5/08/17			50,020
T 1.400 1217 1.400% maturity date 12/01/17			651,428
SO 5.200 0116 5.200% maturity date 1/15/16			363,770
AGN 1.350 0318 1.350% maturity date 3/15/18			29,354
AMXCA 2 A 0.680% maturity date 3/15/18			360,758
AXP 2.375 0317 2.375% maturity date 3/24/17			496,453
AXP 1.750 0615 1.750% maturity date 6/12/15			142,388
AXP 1.300 0716 1.300% maturity date 7/29/16			50,661
HNDA 1.125 1016 1.125% maturity date 10/07/16			20,132
HNDA 2.125 1018 2.125% maturity date 10/10/18			60,040
BPLN 1.375 1117 1.375% maturity date 11/06/17			133,231
BPLN 2.241 0918 2.241% maturity date 9/26/18			70,616
BMWOT A A4 1.030% maturity date 2/26/18			201,202
BACM 5 A4 5.115% maturity date 10/10/45			31,873
BACM 6 A4 5.184% maturity date 9/10/47			122,918
BACM 3 A4 4.668% maturity date 7/10/43			199,503
BMO 1.450 0418 1.450% maturity date 4/09/18			205,181
BK VAR 0617 1.969% maturity date 6/20/17			20,229
BK 1.300 0118 1.300% maturity date 1/25/18			500,064
BK 0.700 0316 0.700% maturity date 3/04/16			139,585
BNS 0.750 1015 0.750% maturity date 10/09/15			50,249
BNS 1.375 1217 1.375% maturity date 12/18/17			78,547
BAX 0.950 0616 0.950% maturity date 6/01/16			45,031
BAX 1.850 0618 1.850% maturity date 6/15/18			49,416
BRK 2.450 1215 2.450% maturity date 12/15/15			103,742
BRK 1.300 0518 1.300% maturity date 5/15/18			102,779
BRK 0.800 0216 0.800% maturity date 2/11/16			100,385
BRK 1.550 0218 1.550% maturity date 2/9/18			129,332
BLK 1.375 0615 1.375% maturity date 6/01/15			293,962
BFB 2.500 0116 2.500% maturity date 1/15/16			313,326
CD CD1 A4 5.218% maturity date 7/15/44			170,338
COMM CR12 A1 1.295% maturity date 10/10/46			98,888
AEPTC 1 A5 6.250% maturity date 1/15/17			304,923
COMM CR2 A1 0.824% maturity date 8/15/45			69,736
COMM LC13 A1 1.309% maturity date 8/10/46			77,104
CPB 3.375 0814 3.375% maturity date 8/15/14			92,776
CM 1.550 0118 1.550% maturity date 1/23/18			78,793
CM 1.350 0716 1.350% maturity date 7/18/16			25,331
COMET A3 A3 0.960% maturity date 9/16/19			29,864
CARMX 1 A3 0.600% maturity date 10/16/17			159,960
CAT 1.250 1117 1.250% maturity date 11/06/17			158,013
CAT 1.000 1116 1.000% maturity date 11/25/16			79,614
CNP A A4 5.170% maturity date 8/01/19			415,766
CHAIT A3 A3 0.790% maturity date 6/15/17			737,741
CVX 1.104 1217 1.104% maturity date 12/05/17			562,804
CCART AA A3 0.910% maturity date 4/16/18			35,088
CSCO 5.500 0216 5.500% maturity date 2/22/16			783,890
CCCIT A9 A9 5.100% maturity date 11/20/17			598,748

FORM 5500, SCHEDULE H: PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2013

Identity of Issuer, Borrower, Lessor, or Similar Party	Description	Cost**	Current Value
CCCIT A8 A8 5.650% maturity date 9/20/19			359,971
COMNI A17 A17 4.900% maturity date 11/15/18			88,647
CGCMT GC15 A1 1.378% maturity date 9/10/46			110,658
CGCMT GC17 A1 1.102% maturity date 11/10/46			128,759
KO 1.650 1118 1.650% maturity date 11/01/18			286,988
COP 1.050 1217 1.050% maturity date 12/15/17			219,658
COST 1.125 1217 1.125% maturity date 12/15/17			329,275
CS 5.125 0815 5.125% maturity date 8/15/15			436,389
DE 1.850 0916 1.850% maturity date 9/15/16			46,317
DE 1.250 1214 1.250% maturity date 12/02/14			100,984
DE 0.700 0915 0.700% maturity date 9/04/15			40,248
DE 1.200 1017 1.200% maturity date 10/10/17			44,003
DE 1.950 1218 1.950% maturity date 12/13/18			39,784
DCENT A1 A1 5.650% maturity date 3/16/20			430,317
DCENT A1 A1 0.810% maturity date 8/15/17			200,772
DIS 0.875 1214 0.875% maturity date 12/01/14			50,264
DIS 0.450 1215 0.450% maturity date 12/01/15			149,903
EGSI A A2 5.790% maturity date 10/01/18			151,281
ELL A A1 2.040% maturity date 9/01/23			135,487
FG 4.000 0624 4.000% maturity date 6/01/24			125,673
FG 4.500 1224 4.500% maturity date 12/01/24			152,664
FG 5.000 1224 5.000% maturity date 12/01/24			440,718
FG 4.500 0926 4.500% maturity date 9/01/26			251,045
FG 2.500 0527 2.500% maturity date 5/01/27			274,372
FG 5.000 0620 5.000% maturity date 6/01/20			93,480
FG 4.000 0824 4.000% maturity date 8/01/24			240,374
FG 3.000 0427 3.000% maturity date 4/01/27			198,202
FG 4.500 1224 4.500% maturity date 12/01/24			142,503
FG 3.500 1225 3.500% maturity date 12/01/25			323,419
FG 3.500 0326 3.500% maturity date 3/01/26			174,999
FG 3.500 0426 3.500% maturity date 4/01/26			401,423
FG 4.000 0421 4.000% maturity date 4/01/21			116,593
FG 3.500 0826 3.500% maturity date 8/01/26			98,377
FG 3.000 0227 3.000% maturity date 2/01/27			409,439
FG 3.000 0327 3.000% maturity date 3/01/27			664,799
FG 2.500 0727 2.500% maturity date 7/01/27			247,827
FG 3.000 1027 3.000% maturity date 10/01/27			169,289
FG 4.500 0119 4.500% maturity date 1/01/19			187,786
FG 3.000 0827 3.000% maturity date 8/01/27			252,988
FFCB 0.500 0515 0.500% maturity date 5/01/15			652,303
FNMA 0.500 0316 0.500% maturity date 3/30/16			1,450,274
FNR 93 KT 4.000% maturity date 9/25/41			79,840
FNA M8 ASQ2 1.520% maturity date 12/25/19			54,888
FNA M8 A1 1.539% maturity date 5/25/22			30,593
FNA M8 AB1 1.362% maturity date 5/25/22			95,983
FNA M14 AB1 1.233% maturity date 9/25/22			215,720
FHR 3852 EA 4.500% maturity date 12/15/21			154,506
FHLMC 0.500 0516 0.500% maturity date 5/13/16			649,647
FN 3.500 0126 3.500% maturity date 1/01/26			376,282
FN 4.000 0226 4.000% maturity date 2/01/26			248,991
FN 3.500 0426 3.500% maturity date 4/01/26			793,401
FN 3.000 1026 3.000% maturity date 10/01/26			91,926

FORM 5500, SCHEDULE H: PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2013

Identity of Issuer, Borrower, Lessor, or Similar Party	Description	Cost**	Current Value
FN 3.500 1026 3.500% maturity date 10/01/26			568,086
FN 3.000 0127 3.000% maturity date 1/01/27			446,285
FN 4.500 0823 4.500% maturity date 8/01/23			172,790
FN 4.000 0826 4.000% maturity date 8/01/26			139,340
FN 2.500 0227 2.500% maturity date 2/01/27			436,479
FN 2.500 0328 2.500% maturity date 3/01/28			1,013,801
FN 3.000 0727 3.000% maturity date 7/01/27			333,530
FN 2.500 1027 2.500% maturity date 10/01/27			267,228
FN 2.500 1227 2.500% maturity date 12/01/27			343,056
FN 2.500 1127 2.500% maturity date 11/01/27			251,093
FN 2.500 0428 2.500% maturity date 4/01/28			610,657
FHR 2590 OA 4.000% maturity date 3/15/33			285,258
FHR 3627 QG 4.000% maturity date 7/15/23			73,234
FNR 38 AC 4.000% maturity date 5/25/24			145,593
FN 4.000 0424 4.000% maturity date 4/01/24			185,071
FN 3.000 0227 3.000% maturity date 2/01/27			537,681
FN 2.500 0627 2.500% maturity date 6/01/27			294,778
FN 2.500 0327 2.500% maturity date 3/01/27			243,638
FN 2.500 0328 2.500% maturity date 3/01/28			710,032
FN 2.500 0523 2.500% maturity date 5/01/23			508,200
FN 2.500 0528 2.500% maturity date 5/01/28			279,643
FN 4.500 1024 4.500% maturity date 10/01/24			380,161
FN 4.500 1024 4.500% maturity date 10/01/24			339,322
FN 4.000 0125 4.000% maturity date 1/01/25			297,272
FN 5.500 0238 5.500% maturity date 2/01/38			405,812
FN 4.500 0425 4.500% maturity date 4/01/25			191,522
FN 5.500 0124 5.500% maturity date 1/01/24			228,776
FN 4.000 0525 4.000% maturity date 5/01/25			167,391
DUK 0.650 1115 0.650% maturity date 11/15/15			115,130
FORDO C A4 0.790% maturity date 11/15/17			160,584
FORDO B A3 0.570% maturity date 10/15/17			90,128
GEEMT 1 A4 0.780% maturity date 9/22/20			49,974
GEEMT 1 A4 1.420% maturity date 5/23/16			120,972
GEET 2 A4 0.810% maturity date 9/24/20			91,773
GEET 2 A3 0.920% maturity date 9/25/17			114,965
GSMS GC5 A2 2.999% maturity date 8/10/44			234,581
GSMS GG6 A2 5.506% maturity date 4/10/38			146,200
GD 1.000 1117 1.000% maturity date 11/15/17			130,977
GE 0.850 1015 0.850% maturity date 10/09/15			327,147
GE 5.625 0518 5.625% maturity date 5/01/18			364,689
GE 2.300 0417 2.300% maturity date 4/27/17			268,310
GE 1.600 1117 1.600% maturity date 11/20/17			99,524
GE 1.000 0116 1.000% maturity date 1/08/16			35,256
GSK 0.750 0515 0.750% maturity date 5/08/15			50,254
HAROT 1 A4 1.800% maturity date 4/17/17			418,365
HAROT 1 A3 0.770% maturity date 1/15/16			37,692
HAROT 1 A4 0.970% maturity date 4/16/18			45,300
HUNT 2 A4 0.680% maturity date 1/16/18			99,281
HART C A4 0.730% maturity date 6/15/18			139,599
HALST B A3 0.980% maturity date 10/17/16			100,364
IBM 5.700 0917 5.700% maturity date 9/14/17			145,655
JPM 1.625 0518 1.625% maturity date 5/15/18			652,549

FORM 5500, SCHEDULE H: PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2013

Identity of Issuer, Borrower, Lessor, or Similar Party	Description	Cost**	Current Value
JPMCC LDP5 A4 5.200% maturity date 12/15/44			283,489
JPMBB C15 A1 1.233% maturity date 11/15/45			92,666
JDOT A A4 1.960% maturity date 4/16/18			332,499
JDOT A A4 0.990% maturity date 6/15/18			30,177
JDOT B A4 0.690% maturity date 1/15/19			74,811
JPM 6.000 0717 6.000% maturity date 7/5/17			62,459
LBUBS C1 A4 4.742% maturity date 2/15/30			66,899
LOW 2.125 0416 2.125% maturity date 4/15/16			360,559
MCD 0750 0515 0.750% maturity date 5/29/15			115,747
MBART 1 A4 0.610% maturity date 12/17/18			89,923
MBALT B A4 0.760% maturity date 7/15/19			52,985
MBALT A A4 0.720% maturity date 12/17/18			35,030
MBART 1 A4 1.220% maturity date 12/15/17			306,196
MRK 1.300 0518 1.300% maturity date 5/18/18			228,928
MLMT LC1 A4 5.291% maturity date 1/12/44			50,425
MFST 0.875 1117 0.875% maturity date 11/15/17			73,924
MSC HQ6 A4A 4.989% maturity date 8/13/42			230,810
MSC C3 A2 3.224% maturity date 7/15/49			80,497
MSBAM C8 A1 0.777% maturity date 12/15/48			172,213
MSBAM C9 A1 0.825% maturity date 5/15/46			90,742
MSBAM C10 A1 1.394% maturity date 7/15/46			186,955
NAROT A A4 1.000% maturity date 7/16/18			95,692
NALT B A4 0.740% maturity date 9/17/18			50,060
OXY 2.500 0216 2.500% maturity date 2/01/16			198,883
OXY 1.500 0218 1.500% maturity date 2/15/18			68,813
ORCL 1.200 1017 1.200% maturity date 10/15/17			217,050
ORCL 5.250 0116 5.250% maturity date 1/15/16			111,581
PEGTF 1 A8 6.890% maturity date 12/15/17			189,737
PCAR 1.600 0317 1.600% maturity date 3/15/17			190,622
PEP 2.500 0516 2.500% maturity date 5/10/16			156,161
PEP 1.250 0817 1.250% maturity date 8/13/17			59,645
PFE 0.900 0117 0.900% maturity date 1/15/17			270,068
PX 1.050 1117 1.050% maturity date 11/07/17			43,796
PG 1.800 1115 1.800% maturity date 11/15/15			820,326
PG 1.600 1118 1.600% maturity date 11/15/18			152,982
RY 2.300 0716 2.300% maturity date 7/20/16			172,271
SANFP 1.250 0418 1.250% maturity date 4/10/18			68,350
SCHW 0.850 1215 0.850% maturity date 12/04/15			165,564
RDSALN 1.125 0817 1.125% maturity date 8/21/17			173,299
RDSALN 2.000 1118 2.000% maturity date 11/15/18			150,478
SPG 2.150 0917 2.150% maturity date 9/15/17			132,617
STT 2.875 0316 2.875% maturity date 3/07/16			734,811
TD 1.400 0418 1.400% maturity date 4/30/18			146,302
TD 1.500 0916 1.500% maturity date 9/09/16			81,353
TOYOTA 2.800 0116 2.800% maturity date 1/11/16			148,153
TOYOTA 1.375 0118 1.375% maturity date 1/10/18			197,443
TAOT A A4 1.560% maturity date 5/15/15			241,666
TAOT A A4 0.990% maturity date 8/15/17			55,381
TAOT A A4 0.690% maturity date 11/15/18			174,074
UBSBB C5 A1 0.779% maturity date 3/10/46			510,009
UBSBB C3 A1 0.726% maturity date 8/10/49			503,346
UPS 1.125 1017 1.125% maturity date 10/01/17			49,395

FORM 5500, SCHEDULE H: PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2013

Identity of Issuer, Borrower, Lessor, or Similar Party	Description	Cost**	Current Value
USB 1.650 0517 1.650% maturity date 5/15/17			321,347
T 1.500 0716 1.500% maturity date 7/31/16			1,224,616
T 1.500 0818 1.500% maturity date 8/31/18			180,003
T 1.375 0918 1.375% maturity date 9/30/18			951,672
T 1.000 0916 1.000% maturity date 9/30/16			131,449
T 1.000 1016 1.000% maturity date 10/31/16			2,195,207
T 0.875 1116 0.875% maturity date 11/30/16			722,860
T 0.250 0115 0.250% maturity date 1/15/15			1,312,587
T 1.250 0119 1.250% maturity date 1/31/19			539,256
T 0.375 0315 0.375% maturity date 3/15/15			200,638
T 1.000 0317 1.000% maturity date 3/31/17			1,200,668
T 0.375 0415 0.375% maturity date 4/15/15			466,445
T 0.375 0615 0.375% maturity date 6/15/15			456,039
T 0.750 0617 0.750% maturity date 6/30/17			786,632
T 0.250 0715 0.250% maturity date 7/15/15			1,376,642
T 0.625 0817 0.625% maturity date 8/31/17			216,342
T 0.625 1117 0.625% maturity date 11/30/17			247,790
T 0.375 0216 0.375% maturity date 2/15/16			980,469
T 0.250 0516 0.250% maturity date 5/15/16			720,761
T 1.000 0518 1.000% maturity date 5/31/18			739,148
T 0.875 0916 0.875% maturity date 9/15/16			958,121
UTX 4.875 0515 4.875% maturity date 5/01/15			181,038
UTX 1.800 0617 1.800% maturity date 6/01/17			91,522
VFET 1A A3 0.740% maturity date 3/15/17			654,674
WFRBS C7 A1 2.300% maturity date 6/15/45			89,886
WFRBS C16 A1 1.406% maturity date 9/15/46			112,731
WFRBS C17 A2 2.921% maturity date 12/15/46			66,503
WBCMT C21 A4 5.239% maturity date 10/15/44			90,769
WMT 1.500 1015 1.500% maturity date 10/25/15			459,801
WFC 2.100 0517 2.100% maturity date 5/08/17			194,131
WFC 1.500 0118 1.500% maturity date 1/16/18			465,193
WFC 2.150 0119 2.150% maturity date 1/15/19			40,025
WSTP 0.950 0116 0.950% maturity date 1/12/16			246,512
WSTP 2.250 0718 2.250% maturity date 7/30/18			162,090
WOART A A4 0.850% maturity date 8/15/18			245,996
WOART B A2 0.430% maturity date 11/16/15			104,436
WOLS A A2A 0.730% maturity date 5/16/16			125,163
Cash			339,957

JP Morgan Chase Wrap yield 6.253%
FG 4.500 0420 4.500% maturity date 4/01/20			162,928
FG 5.000 0523 5.000% maturity date 5/01/23			207,879
FG 5.500 0720 5.500% maturity date 7/01/20			129,892
FHR 2901 CA 4.500% maturity date 11/15/19			131,933
FHR 3002 YD 4.500% maturity date 7/15/25			206,577
FHR 3152 LA 6.000% maturity date 11/15/25			139,553
FN 5.000 0323 5.000% maturity date 3/01/23			177,813
GNR 15 PG 5.500% maturity date 11/20/31			7,139

Rabobank Wrap yield 3.127%
FNR 14 AN 3.500% maturity date 3/25/33			168,602
FNR 57 NB 3.000% maturity date 6/25/18			62,239

FORM 5500, SCHEDULE H: PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2013

Identity of Issuer, Borrower, Lessor, or Similar Party	Description	Cost**	Current Value
FHR 2950 AB 4.500% maturity date 2/15/24			20,205
FNR 43 MA 5.500% maturity date 5/25/27			230,767
FN 5.000 0323 5.000% maturity date 3/01/23			196,279
GE 4.875 0315 4.875% maturity date 3/04/15			1,599,387

NATIXIS FP Wrap yield 2.670%
FG 5.500 0922 5.500% maturity date 9/01/22			138,014
FG 5.000 0223 5.000% maturity date 2/01/23			145,203
FHR 2770 QA 4.000% maturity date 7/15/18			13,004
FHR 3211 MH 5.000% maturity date 9/15/26			279,101
FN 5.500 1221 5.500% maturity date 12/01/21			125,073
FN 4.000 1124 4.000% maturity date 11/01/24			438,251
JPMCC CB11 A4 5.335% maturity date 8/12/37			577,998

Principal Life Ins Co Wrap yield 1.095%
ABBNVX 1.625 0517 1.625% maturity date 5/08/17			125,051
AEPTC A A3 5.090% maturity date 7/01/17			436,858
T 1.400 1217 1.400% maturity date 12/01/17			676,103
SO 5.200 0116 5.200% maturity date 1/15/16			49,907
SO 0.550 1015 0.550% maturity date 10/15/15			44,946
AGN 1.350 0318 1.350% maturity date 3/15/18			29,354
ALLYA 2 A4 1.980% maturity date 4/15/16			196,325
AMXCA 2 A 0.680% maturity date 3/15/18			280,589
AXP 2.375 0317 2.375% maturity date 3/24/17			165,484
AXP 1.750 0615 1.750% maturity date 6/12/15			340,715
AXP 1.300 0716 1.300% maturity date 7/29/16			116,521
HNDA 1.125 1016 1.125% maturity date 10/07/16			25,165
HNDA 2.125 1018 2.125% maturity date 10/10/18			60,040
BACCT A1 A1 5.170% maturity date 6/15/19			504,517
BHP 1.000 0215 1.000% maturity date 2/24/15			100,901
BPLN 1.375 1117 1.375% maturity date 11/06/17			133,231
BPLN 2.241 0918 2.241% maturity date 9/26/18			70,616
BMWOT A A3 0.760% maturity date 8/25/15			126,016
BMWOT A A4 1.030% maturity date 2/26/18			130,781
BMWOT A A3 0.670% maturity date 11/27/17			51,053
BACM 5 A4 5.115% maturity date 10/10/45			116,869
BACM 6 A4 5.184% maturity date 9/10/47			69,476
BACM 3 A4 4.668% maturity date 7/10/43			141,752
BACM 5 AAB 5.379% maturity date 9/10/47			70,739
BMO 1.450 0418 1.450% maturity date 4/09/18			210,067
BK VAR 0617 1.969% maturity date 6/20/17			20,229
BK 2.300 0716 2.300% maturity date 7/28/16			145,957
BK 1.300 0118 1.300% maturity date 1/25/18			490,259
BNS 1.375 1217 1.375% maturity date 12/18/17			78,547
BNS 1.100 1216 1.100% maturity date 12/13/16			55,294
BAX 0.950 0616 0.950% maturity date 6/01/16			50,034
BAX 1.850 0618 1.850% maturity date 6/15/18			49,416
BRK 1.300 0518 1.300% maturity date 5/15/18			97,885
BRK 1.550 0218 1.550% maturity date 2/09/18			119,383
BLK 3.500 1214 3.500% maturity date 12/10/14			128,908
BLK 1.375 0615 1.375% maturity date 6/01/15			228,074
CD CD1 A4 5.218% maturity date 7/15/44			143,723

FORM 5500, SCHEDULE H: PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2013

Identity of Issuer, Borrower, Lessor, or Similar Party	Description	Cost**	Current Value
CFCRE C2 A2 3.061% maturity date 12/15/47			134,845
COMM CR12 A1 1.295% maturity date 10/10/46			177,998
COMM CR2 A1 0.824% maturity date 8/15/45			78,734
COMM CR7 A1 0.716% maturity date 3/10/46			87,576
COMM LC13 A1 1.309% maturity date 8/10/46			77,104
CM 1.550 0118 1.550% maturity date 1/23/18			78,793
CM 1.350 0716 1.350% maturity date 7/18/16			30,398
COMET A3 A3 0.960% maturity date 9/16/19			29,864
CARMX 1 A3 0.600% maturity date 10/16/17			164,959
CAT 1.100 0515 1.100% maturity date 5/29/15			287,575
CAT 1.000 1116 1.000% maturity date 11/25/16			84,589
CNP A A4 5.170% maturity date 8/01/19			49,892
CNP 1 A2 3.460% maturity date 8/15/19			258,343
CNP 1 A2 2.161% maturity date 10/15/21			129,887
CHAIT A2 A2 5.160% maturity date 4/16/18			230,074
CHAIT A3 A3 5.230% maturity date 4/15/19			157,268
CHAIT A3 A3 0.790% maturity date 6/15/17			406,510
CVX 1.104 1217 1.104% maturity date 12/05/17			582,380
CCART AA A3 0.910% maturity date 4/16/18			25,063
CSCO 3.150 0317 3.150% maturity date 3/14/17			400,332
CCCIT A1 A1 5.350% maturity date 2/07/20			261,235
CCCIT A1 A1 0.550% maturity date 10/10/17			400,071
COMNI A17 A17 4.900% maturity date 11/15/18			91,775
CGCMT GC8 A1 0.685% maturity date 9/10/45			388,282
CGCMT GC11 A1 0.754% maturity date 4/10/46			87,790
CGCMT GC15 A1 1.378% maturity date 9/10/46			110,658
KO 1.650 1118 1.650% maturity date 11/01/18			301,832
CL 1.375 1115 1.375% maturity date 11/01/15			177,914
CL 0.600 1114 0.600% maturity date 11/15/14			25,066
COP 1.050 1217 1.050% maturity date 12/15/17			224,539
RABOBK 3.375 0117 3.375% maturity date 1/19/17			694,250
COST 1.125 1217 1.125% maturity date 12/15/17			339,104
CS 5.125 0815 5.125% maturity date 8/15/15			256,378
DE 1.850 0916 1.850% maturity date 9/15/16			20,585
DE 2.000 0117 2.000% maturity date 1/13/17			420,774
DE 0.700 0915 0.700% maturity date 9/04/15			20,124
DE 1.200 1017 1.200% maturity date 10/10/17			195,568
DCENT A1 A1 5.650% maturity date 3/16/20			332,779
DCENT A1 A1 0.810% maturity date 8/15/17			200,772
DIS 1.125 0217 1.125% maturity date 2/15/17			64,878
DIS 0.450 1215 0.450% maturity date 12/01/15			134,913
DD 3.250 0115 3.250% maturity date 1/15/15			104,367
DD 2.750 0416 2.750% maturity date 4/01/16			83,932
FG 4.000 0926 4.000% maturity date 9/01/26			411,598
FG 4.500 1124 4.500% maturity date 11/01/24			156,260
FG 4.500 0926 4.500% maturity date 9/01/26			251,045
FG 2.500 0527 2.500% maturity date 5/01/27			211,055
FG 2.500 0528 2.500% maturity date 5/01/28			233,164
FG 4.500 1224 4.500% maturity date 12/01/24			198,750
FG 3.000 0427 3.000% maturity date 4/01/27			158,562
FG 3.500 1225 3.500% maturity date 12/01/25			282,991
FG 3.500 0326 3.500% maturity date 3/01/26			174,999

FORM 5500, SCHEDULE H: PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2013

Identity of Issuer, Borrower, Lessor, or Similar Party	Description	Cost**	Current Value
FG 4.000 0326 4.000% maturity date 3/01/26			594,800
FG 3.500 0426 3.500% maturity date 4/01/26			401,423
FG 3.500 0426 3.500% maturity date 4/01/26			296,591
FG 3.500 0826 3.500% maturity date 8/01/26			101,358
FG 2.500 0127 2.500% maturity date 1/01/27			737,980
FG 3.000 0327 3.000% maturity date 3/01/27			282,540
FG 3.000 0427 3.000% maturity date 4/01/27			565,744
FG 3.000 0727 3.000% maturity date 7/01/27			568,846
FG 4.000 0425 4.000% maturity date 4/01/25			140,068
FG 2.500 0727 2.500% maturity date 7/01/27			171,573
FG 3.000 1027 3.000% maturity date 10/01/27			177,970
FG 3.000 0827 3.000% maturity date 8/01/27			77,842
FG 2.500 1127 2.500% maturity date 11/01/27			327,129
FFCB 0.500 0515 0.500% maturity date 5/01/15			501,771
FNMA 0.875 0817 0.875% maturity date 8/28/17			371,368
FNA M8 ASQ2 1.520% maturity date 12/25/19			44,908
FNA M8 A1 1.539% maturity date 5/25/22			21,852
FNA M8 AB1 1.362% maturity date 5/25/22			74,168
FNA M14 AB1 1.233% maturity date 9/25/22			295,617
FN 5.000 1025 5.000% maturity date 10/01/25			463,629
FHLMC 0.500 0516 0.500% maturity date 5/13/16			499,728
FN 3.500 0126 3.500% maturity date 1/01/26			363,914
FN 4.000 0226 4.000% maturity date 2/01/26			248,991
FN 3.500 0326 3.500% maturity date 3/01/26			287,448
FN 3.500 1126 3.500% maturity date 11/01/26			455,411
FN 3.000 0127 3.000% maturity date 1/01/27			545,460
FN 4.000 0826 4.000% maturity date 8/01/26			284,939
FN 2.500 0328 2.500% maturity date 3/01/28			1,152,046
FN 3.000 0727 3.000% maturity date 7/01/27			222,353
FN 3.000 0827 3.000% maturity date 8/01/27			564,114
FN 2.500 1027 2.500% maturity date 10/01/27			284,468
FN 2.500 1227 2.500% maturity date 12/01/27			315,973
FN 2.500 1127 2.500% maturity date 11/01/27			260,061
FN 2.500 0428 2.500% maturity date 4/01/28			634,144
FN 3.500 1025 3.500% maturity date 10/01/25			200,760
FN 3.000 0227 3.000% maturity date 2/01/27			268,841
FN 3.500 0227 3.500% maturity date 2/01/27			447,110
FN 2.500 0627 2.500% maturity date 6/01/27			168,445
FN 2.500 0328 2.500% maturity date 3/01/28			137,426
FN 2.500 0528 2.500% maturity date 5/01/28			372,858
FN 4.500 0824 4.500% maturity date 8/01/24			190,090
FN 4.500 1224 4.500% maturity date 12/01/24			162,839
FN 4.500 0425 4.500% maturity date 4/01/25			218,073
FN 4.500 0625 4.500% maturity date 6/01/25			186,631
FN 4.000 0725 4.000% maturity date 7/01/25			200,160
FN 4.000 0725 4.000% maturity date 7/01/25			171,904
FN 5.500 0124 5.500% maturity date 1/01/24			359,505
FN 4.000 0126 4.000% maturity date 1/01/26			333,382
FN 4.000 0925 4.000% maturity date 9/01/25			312,768
FN 4.000 1025 4.000% maturity date 10/01/25			215,291
FN 3.500 1125 3.500% maturity date 11/01/25			253,323
DUK 0.650 1115 0.650% maturity date 11/15/15			115,130

FORM 5500, SCHEDULE H: PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2013

Identity of Issuer, Borrower, Lessor, or Similar Party	Description	Cost**	Current Value
FORDO C A4 0.790% maturity date 11/15/17			125,456
FORDO B A3 0.570% maturity date 10/15/17			95,136
GEEMT 1 A4 1.420% maturity date 5/23/16			60,486
GEET 2 A4 0.810% maturity date 9/24/20			94,765
GEET 2 A3 0.920% maturity date 9/25/17			104,968
GSMS GC5 A2 2.999% maturity date 8/10/44			130,323
GSMS GC6 A2 2.539% maturity date 1/10/45			82,515
GN 5.000 1223 5.000% maturity date 12/15/23			499,456
GD 1.000 1117 1.000% maturity date 11/15/17			135,828
GE 0.850 1015 0.850% maturity date 10/09/15			100,661
GE 5.625 0518 5.625% maturity date 5/01/18			225,760
GE 2.300 0417 2.300% maturity date 4/27/17			500,502
GE 1.600 1117 1.600% maturity date 11/20/17			99,524
GSK 0.750 0515 0.750% maturity date 5/08/15			85,432
HDMOT 1 A3 0.650% maturity date 7/16/18			249,648
HPQ 4.750 0614 4.750% maturity date 6/02/14			275,357
HPQ 2.625 1214 2.625% maturity date 12/09/14			40,729
HAROT 1 A3 0.770% maturity date 1/15/16			62,821
HAROT 1 A4 0.970% maturity date 4/16/18			35,233
HAROT 3 A4 0.740% maturity date 10/15/18			200,613
HON 5.300 0317 5.300% maturity date 3/15/17			265,398
HUNT 1 A3 0.810% maturity date 9/15/16			143,350
HART A A4 0.950% maturity date 12/15/16			251,560
HALST B A3 0.980% maturity date 10/17/16			100,364
HART B A4 1.630% maturity date 3/15/17			245,085
IBM 5.700 0917 5.700% maturity date 9/14/17			34,957
JPM 3.150 0716 3.150% maturity date 7/05/16			505,296
JPM 1.625 0518 1.625% maturity date 5/15/18			166,817
JPMCC LDP5 A4 5.200% maturity date 12/15/44			149,768
JPMCC C1 A3 5.790% maturity date 2/15/51			122,155
JPMCC C8 A2 1.797% maturity date 10/15/45			199,760
JPMBB C15 A1 1.233% maturity date 11/15/45			97,543
JDOT A A4 1.960% maturity date 4/16/18			352,651
JDOT A A3 0.750% maturity date 3/15/16			35,175
JDOT A A4 0.990% maturity date 6/15/18			25,147
JDOT B A4 0.690% maturity date 1/15/19			74,811
JPM 6.000 0717 6.000% maturity date 7/05/17			63,615
LBUBS C1 A4 4.742% maturity date 2/15/30			205,843
LOW 2.125 0416 2.125% maturity date 4/15/16			30,905
MCD 0.750 0515 0.750% maturity date 5/29/15			115,747
MBART 1 A4 0.610% maturity date 12/17/18			94,918
MBALT B A4 0.760% maturity date 7/15/19			55,984
MRK 1.300 0518 1.300% maturity date 5/18/18			233,799
MSFT 0.875 1117 0.875% maturity date 11/15/17			78,852
SO 2.350 1016 2.350% maturity date 10/15/16			165,306
MSC HQ6 A4A 4.989% maturity date 8/13/42			131,142
MSC C3 A2 3.224% maturity date 7/15/49			45,280
MSBAM C8 A1 0.777% maturity date 12/15/48			172,213
MSBAM C10 A1 1.394% maturity date 7/15/46			186,955
NAROT A A4 1.940% maturity date 9/15/17			303,941
NALT B A4 0.740% maturity date 9/17/18			50,060
NALT A A3 0.610% maturity date 4/15/16			250,009

FORM 5500, SCHEDULE H: PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2013

Identity of Issuer, Borrower, Lessor, or Similar Party	Description	Cost**	Current Value
OXY 1.500 0218 1.500% maturity date 2/15/18			344,064
ORCL 1.200 1017 1.200% maturity date 10/15/17			221,983
ORCL 5.250 0116 5.250% maturity date 1/15/16			128,318
PEGTF 1 A8 6.890% maturity date 12/15/17			103,000
PCAR 1.600 0317 1.600% maturity date 3/15/17			150,491
PEP 3.100 0115 3.100% maturity date 1/15/15			255,229
PFE 5.350 0315 5.350% maturity date 3/15/15			101,879
PFE 0.900 0117 0.900% maturity date 1/15/17			65,016
PX 1.050 1117 1.050% maturity date 11/07/17			43,796
PG 1.600 1118 1.600% maturity date 11/15/18			157,917
RY 2.300 0716 2.300% maturity date 7/20/16			93,966
RY 1.450 0916 1.450% maturity date 9/09/16			45,837
SANFP 1.250 0418 1.250% maturity date 4/10/18			73,232
SCHW 0.850 1215 0.850% maturity date 12/04/15			175,598
RDSALN 2.000 1118 2.000% maturity date 11/15/18			341,083
SPG 2.150 0917 2.150% maturity date 9/15/17			137,718
STT 2.875 0316 2.875% maturity date 3/07/16			178,454
ONCOR 1 A3 5.290% maturity date 5/15/18			183,330
TD 1.400 0418 1.400% maturity date 4/30/18			151,178
TD 1.500 0916 1.500% maturity date 9/09/16			91,522
TOYOTA 2.800 0116 2.800% maturity date 1/11/16			179,900
TOYOTA 1.375 0118 1.375% maturity date 1/10/18			167,827
TAOT A A4 0.990% maturity date 8/15/17			40,277
TAOT A A4 0.690% maturity date 11/15/18			188,995
UBSBB C2 A1 1.006% maturity date 5/10/63			88,358
UPS 1.125 1017 1.125% maturity date 10/01/17			103,730
USB 1.650 0517 1.650% maturity date 5/15/17			331,389
T 1.500 0818 1.500% maturity date 8/31/18			305,006
T 1.375 0918 1.375% maturity date 9/30/18			1,536,554
T 1.000 0916 1.000% maturity date 9/30/16			1,552,114
T 0.500 1014 0.500% maturity date 10/15/14			637,466
T 1.000 1016 1.000% maturity date 10/31/16			2,931,990
T 0.875 1116 0.875% maturity date 11/30/16			707,800
T 0.625 0517 0.625% maturity date 5/31/17			128,375
T 0.750 0617 0.750% maturity date 6/30/17			168,211
T 0.250 0715 0.250% maturity date 7/15/15			1,677,000
T 0.250 0815 0.250% maturity date 8/15/15			3,401,881
T 0.250 1015 0.250% maturity date 10/15/15			709,465
T 0.375 0316 0.375% maturity date 3/15/16			2,898,715
T 0.250 0516 0.250% maturity date 5/15/16			402,632
T 1.000 0518 1.000% maturity date 5/31/18			993,689
UTX 4.875 0515 4.875% maturity date 5/01/15			138,441
UTX 1.800 0617 1.800% maturity date 6/01/17			71,184
VALET 1 A4 1.980% maturity date 9/20/17			273,244
VFET 1A A3 0.740% maturity date 3/15/17			509,746
WFRBS C7 A1 2.300% maturity date 6/15/45			89,886
WFRBS C16 A1 1.406% maturity date 9/15/46			120,439
WFRBS C17 A2 2.921% maturity date 12/15/46			71,619
WBCMT C21 A4 5.239% maturity date 10/15/44			172,462
WBCMT C23 A4 5.418% maturity date 1/15/45			488,357
WMT 1.125 0418 1.125% maturity date 4/11/18			345,415
WFC 2.100 0517 2.100% maturity date 5/08/17			199,239

FORM 5500, SCHEDULE H: PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2013

Identity of Issuer, Borrower, Lessor, or Similar Party	Description	Cost**	Current Value
WFC 1.500 0118 1.500% maturity date 1/16/18			480,199
WFC 2.150 0119 2.150% maturity date 1/15/19			40,025
WFCM LC5 A1 0.687% maturity date 10/15/45			106,797
WSTP 0.950 0116 0.950% maturity date 1/12/16			327,006
WSTP 2.250 0718 2.250% maturity date 7/30/18			131,698
WOART A A4 0.850% maturity date 8/15/18			80,325
WOART B A2 0.430% maturity date 11/16/15			56,039
WOLS A A2A 0.730% maturity date 5/16/16			105,137
XOM 5.300 0615 5.300% maturity date 6/30/15			101,836
XOM 5.650 0416 5.650% maturity date 4/01/16			111,838
Cash			528,033
Total Synthetic GICs			144,763,074

Other Investments
Pinnacle West Common Stock*	Pinnacle West Stock Fund		89,534,766
Self-Directed Brokerage Account	Self-Directed Brokerage Account		46,801,167
Various participants****	Participant loans		25,174,262
Total other investments			161,510,195

Total Assets Held for Investment Purposes			$1,084,566,123

*Party-in-interest

**Cost information is not required for participant-directed investments and therefore is not included.

***Short-Term Investments represent $50,699,410 from the Fixed Income Fund, $1,538,919 from the Pinnacle West Stock Fund and $166,194 from the Treasury Fund. ****Interest rates for participant loans as of December 31, 2013, ranged from 4.25% to 10.5% with maturity dates ranging from 2014 to 2028.

See accompanying Report of Independent registered public accounting firm.

Exhibits Filed

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PINNACLE WEST CAPITAL
CORPORATION SAVINGS PLAN

Date:	June 20, 2014	By	/s/ Cindy Redding
Cindy Redding
Vice President Human Resources
Arizona Public Service Company